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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)
                           ---------------------------
                         The Estee Lauder Companies Inc.
                                (Name of Issuer)
Class A Common Stock, par value $0.01 per share                518439 10 4
      (Title of class of securities)                          (CUSIP number)
                                 Gary M. Lauder
                                    ICTV Inc.
                           14600 Winchester Boulevard
                           Los Gatos, California 95032
                                 (408) 364-9200
            (Name, address and telephone number of person authorized
                     to receive notices and communications)
                                   May 6, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act. (However, see the
Notes.)
                         (Continued on following pages)
                              (Page 1 of 14 pages)
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CUSIP number                 518439 10 4                                  13D                     Page 2 of 14 Pages
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        1           NAME OF REPORTING PERSON:                         The Gary M. Lauder Revocable Trust u/a/d as of August 10,
                                                                      2000, Gary M. Lauder, Settlor
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             New York

---------------------------- ------- ----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,143,154
          SHARES
                             ------- ----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- ----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,143,154
         REPORTING
                             ------- ----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

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        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,143,154

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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

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        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.9%
                                                                                                                 (See Item 5)
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        14          TYPE OF REPORTING PERSON:                         OO

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Item 1. Security and Issuer.

                  This statement relates to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 767 Fifth Avenue, New York, New York 10153.

Item 2. Identity and Background.

                  This statement is being filed by The Gary M. Lauder Revocable Trust u/a/d August 10, 2000, Gary M. Lauder, Settlor (the "Reporting Person"), with an address at ICTV Inc., 14600 Winchester Boulevard, Los Gatos, California 95032. The Reporting Person was organized in the State of New York.

            During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

                  Effective as of May 6, 2002, 1,143,454 shares of Class A Common Stock of the Issuer, that were held by the Trust f/b/o Gary M. Lauder u/a/d December 15, 1976 created by Leonard A. Lauder, as Grantor (the "Distribution Trust"), were distributed (the "Distribution") to the Reporting Person, a revocable trust. The Distribution Trust was a party to the Stockholders' Agreement (as defined in Item 6 below) among certain stockholders of the Issuer that is described in Item 6 of this statement. In compliance with the requirements of the Stockholders' Agreement in connection with the Distribution, the Reporting Person became a party to the Stockholders' Agreement as well. By virtue of becoming a party to the Stockholders' Agreement, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. This statement on
Schedule 13D is being filed merely as a result of the Reporting Person's having become a party to the Stockholders' Agreement. No consideration was paid by the Reporting Person for the Distribution or for becoming a party to the Stockholders' Agreement. The trustee of the Reporting Person reports separately on Schedule 13G.

Item 4. Purpose of Transaction

                  The distribution of 1,143,454 shares of Class A Common Stock that were held by the Distribution Trust to the Reporting Person was effected pursuant to the terms of the Distribution Trust, and the Reporting Person became a party to the Stockholders' Agreement for the purpose of allowing the Distribution Trust to effect the Distribution in compliance with the Stockholders' Agreement, to which it is a party.


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                  Except for sales, gifts and other transfers of the shares of
Class A Common Stock owned by it, the Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

            (a) As of May 6, 2002, the Reporting Person beneficially owned 1,143,454 shares of Class A Common Stock.

            (b) Gary M. Lauder, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 1,143,454 shares of Class A Common Stock owned by the Reporting Person.

            (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

            (d) Gary M. Lauder, as the sole trustee and beneficiary of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,143,454 shares of Class A Common Stock owned by the Reporting Person.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Effective as of May 6, 2002, the Reporting Person, in connection with the Distribution, became a party to a stockholders' agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit G attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

           The Reporting Person is not party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.



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Item 7. Material to be Filed as Exhibits

Exhibit A         Form of Stockholders' Agreement (filed as Exhibit 10.1 to the
                  Issuer's Registration Statement on Form S-1 (no. 33-97180) on
                  November 13, 1995).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed as Exhibit
                  10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed as Exhibit
                  10.1d to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         Amendment No. 5 to Stockholders' Agreement.

Exhibit G         List of parties to Stockholders' Agreement.

* Incorporated by reference


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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  May 16, 2002                The Gary M. Lauder Revocable Trust
                                     u/a/d August 10, 2000, Gary M. Lauder,
                                     Settlor



                                     By: /s/ Gary M. Lauder
                                        ---------------------------------------
                                         Gary M. Lauder, Trustee











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                                  EXHIBIT INDEX

Exhibit A         Form of Stockholders' Agreement (filed as Exhibit 10.1 to
                  the Issuer's Registration Statement on Form S-1 (no. 33-97180) on November 13, 1995).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed as Exhibit
                  10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed as Exhibit
                  10.1d to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         Amendment No. 5 to Stockholders' Agreement.

Exhibit G         List of parties to Stockholders' Agreement.


* Incorporated by reference


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